                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                         MARKS BROS. JEWELERS INC.
                     ----------------------------------
                              (Name of Issuer)

                               COMMON STOCK
                     ----------------------------------
                       (Title of Class of Securities)

                                570698100
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  2  Pages
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CUSIP No. 570698100                   13G                 Page  2  of  2  Pages
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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
      U.S. Trust Company of California, N.A.
      Marks Bros. Jewelers, Inc. Employee Stock Ownership Trust
      Tax id #95-4311476
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
      515 S. Flower St. #2800
      Los Angeles, CA 90071
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Number of Shares              (5) Sole Voting
 Beneficially                       Power
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power
                                     569,712
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power
                                     569,712
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                               569,712
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

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(11) Percent of Class Represented by Amount in Row (9)
                                   6%
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(12) Type of Reporting Person*
                                  E.P.
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                    *SEE INSTRUCTION BEFORE FILLING OUT!